UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Fund V LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03879J100

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 29.1%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016 (the “Original Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

As shareholders of Roivant, the Reporting Persons are filing this Amendment to the Original Schedule 13D because they may be deemed to have dispositive power over and, therefore, beneficial ownership of, the Preferred Shares acquired by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Preferred Shares and are not party to any agreement with the Issuer.

Item 4.	Purpose of Transaction

This Amendment amends the Original Schedule 13D to add the following paragraph immediately before the first paragraph of Item 4 of the Original Schedule 13D:

The information included in Item 6 is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 55,051,995 Common Shares issued and outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

The Reporting Persons will not beneficially own the Common Shares underlying the Preferred Shares acquired in the First Closing (as defined in Item 6) or the Common Shares underlying the Preferred Shares to be acquired (subject to the applicable conditions in the Subscription Agreement) in the Second Closing (as defined in Item 6), until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing, subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

The amount on the cover pages excludes 9,808,386 Common Shares (subject to adjustment pursuant to the conversion terms of the Preferred Shares, as described in Item 6) underlying 500,000 Preferred Shares acquired on October 16, 2017, which Common Shares are not deemed beneficially owned, as described above.

Dr. Keith Manchester serves as a director of the Issuer. Dr. Manchester holds 91,915 stock options for Common Shares awarded to him, which he holds for the benefit of certain funds under the management of QVT Financial, including the Fund.

Each of the Covered Persons, Reporting Persons and Dr. Manchester disclaim beneficial ownership of the Common Shares and the Preferred Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends the Original Schedule 13D to add the following immediately before the first paragraph of Item 6 of the Original Schedule 13D:

On October 16, 2017 (the “First Closing”), pursuant to a subscription agreement, dated as of October 2, 2017, between the Issuer and Roivant (the “Subscription Agreement”), Roivant acquired an aggregate of 500,000 shares (the “Initial Preferred Shares”) of the Issuer’s series A participating convertible preferred shares (the “Series A Preferred Shares”) from the Issuer. Additionally, pursuant to the Subscription Agreement, Roivant will acquire an additional 664,000 Series A Preferred Shares (together with the Initial Preferred Shares, the “Preferred Shares”) from the Issuer, following the requisite approval of the shareholders of the Issuer and the satisfaction of other applicable conditions. The aggregate purchase price of the Preferred Shares is $116.4 million, representing a price per Preferred Share of $100.00, $50.0 million of which Roivant paid on October 16, 2017 (the “Purchase Price”). The Preferred Shares will initially be convertible into 22,833,922 Common Shares which conversion will occur mandatorily four years after issuance (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

Pursuant to the Subscription Agreement, on October 16, 2017, the Issuer filed an amendment to the Notice of Articles and the Articles of the Issuer (the “Preferred Shares Articles Amendment”). The terms, rights, obligations and preferences of the Preferred Shares are set forth in the Preferred Shares Articles Amendment.

Preferred Share Rights and Restrictions

Dividends

In the event the Issuer distributes to all or substantially all holders of Common Shares any cash, shares, evidences of the Issuer’s indebtedness or other assets, securities or property, including rights to acquire assets, securities or property, the holders of Preferred Shares will be entitled to receive such dividend in cash (the “Participating Cash Dividend”) or such other distributed items (a “Participating In-Kind Dividend”) at the same time and in the same manner as holders of Common Shares would have received if such Preferred Shares had been converted into Common Shares upon the Mandatory Conversion Date (as defined below).

Mandatory Conversion

On the fourth anniversary of the First Closing (the “Mandatory Conversion Date”), any Preferred Shares not yet converted will be automatically converted into (i) a number of Common Shares equal to the amount determined by dividing (A) the Purchase Price plus an amount equal to 8.75% of the Purchase Price per annum, compounded annually (the “Liquidation Preference”) by (B) the conversion price in effect at the time of conversion; (ii) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (iii) any accrued and unpaid Participating In-Kind Dividends.

Optional Conversion

Each Preferred Share is initially convertible based on a conversion price of $7.13, subject to adjustment for certain distributions, recapitalizations, reclassifications and other transactions by the Issuer on or with respect to the Common Shares. In the event of a transaction that involves (i) a fundamental transfer of value to the Common Shares in which the Preferred Shares do not have the right to participate or (ii) a Fundamental Change (as defined in the Preferred Shares Articles Amendment), each Preferred Share may be converted prior to such transaction at the option of its holder into (A) a number of Common Shares equal to the amount determined by dividing (x) the Liquidation Preference (calculated giving effect to the four-year period set forth in “Mandatory Conversion” above, irrespective of the date of conversion) by (y) the conversion price in effect at the time of conversion; (B) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (C) any accrued and unpaid Participating In-Kind Dividends.

Liquidation Preference; Ranking

In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Preferred Shares will be entitled to receive an amount in cash equal to the amount that the holder of a Preferred Share would have been entitled to receive if such Preferred Share had been converted into Common Shares upon the Mandatory Conversion Date. Neither the voluntary sale, conveyance, exchange or transfer of all or substantially all of the assets of the Issuer nor the consolidation or merger of the Issuer with or into another entity will be deemed a liquidation, dissolution or winding up of the Issuer.

The Preferred Shares will rank senior to the Common Shares with respect to any distributions or rights upon liquidation, dissolution or winding up of the Issuer.

Voting Rights

The Preferred Shares will not have the right to vote on any matters except as required by law, including under the British Columbia Business Corporations Act.

The foregoing description of the Preferred Share Articles Amendment does not purport to be complete and is qualified in its entirety by reference to the form of the Preferred Share Articles Amendment, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by adding thereto the following information:

Exhibit 1.	Form of Terms Of Series A Participating Convertible Preferred Stock Of Arbutus Biopharma Corporation, incorporated by reference to Schedule B to Exhibit 7.08 to the Schedule 13D/A of Roivant Sciences Ltd. filed with the Securities and Exchange Commission on October 3, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017

QVT FINANCIAL LP			QVT FUND V LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner
	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory